July 10, 2007

Mr. Pramod Bhasin
Chief Executive Officer
Genpact Limited
c/o Victor Guaglianone, Esq.
1251 Avenue of the Americas
New York, NY 10020

Re: Genpact Limited
        Amendment No. 1 Form S-1
        Filed on May 11, 2007
        File No. 333-142875

Dear Mr. Bhasin:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We note in your responses to comments 1, 5, 12, 24 and 25 that you intend to
        retroactively adjust your financial statements to give effect to the conversion of your
        preferred stock based on guidance set forth in section IV (B), "Other Changes to
        Capitalization at or Prior to Closing of IPO" in the publication Division of Corporation
        Finance: Frequently Requested Accounting and Financial Reporting Interpretations and
        Guidance. As a result of this retroactive adjustment, it appears that certain disclosures
        related to your preferred stock have been omitted. It appears that a material amount of
        equity securities will be redeemed in conjunction with this offering. As such, explain to
        us how you determined that it would be appropriate to retroactively restate your financial
        statements rather than providing certain pro forma information. To the extent you
        determine that retroactive adjustment is not appropriate, we reissue our prior comments 1,
        5, 12, 24 and 25.

Financial Statements

General

2.   We have considered your response to our prior comment 11 and will continue to monitor
        for future amendments for compliance with this comment.

Note 1. Organization and description of business, page F-10

3.   We note your response to our prior comment 13. It appears that you intend to account for
        the "2007 Reorganization" as a reorganization of entities under common control. Explain
        to us how you have applied the guidance in EITF 02-5 and tell us the common control
        relationship you are relying on in order to apply reorganization accounting.

Note 18. Stock-based Compensation, page F-31

4.   We have reviewed your response to our prior comment 23. We will continue to monitor
        your future responses for all of the information requested including your estimated IPO
        price and revised capital structure prior to the offering.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202) 551-3629 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief

cc: Timothy G. Massad, Esq. (*via facsimile*)